

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

08000324

11 January 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841 .

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED

JAN 2 8 2008

THOMSON FINANCIAL

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile   61 3 9868 2300
Website   www.tabcorp.com.au

11 January 2008

To: Australian Stock Exchange
        Companies Announcements Platform
        20 Bridge Street
        Sydney NSW 2000

CHANGE IN SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19, the Company gives notice that it has become aware that Commonwealth Bank of Australia increased its relevant interest in Tabcorp Holdings Limited on 7 January 2008 to 31,538,790 ordinary shares representing 6.01% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

